# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIMINI CAPITAL MANAGEMENT, INC., CIK 0001275477
CUSIP: 090319104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Date of event which requires filing of this statement: 12/19/2025
Amends the filing with accession number 0001275477-13-000090
Filed by CIK 0001303084
Persons authorized to receive notices and communications: Robert B. Lamm, Gunster, 4855 Technology Way, Suite 630, Boca Raton, Florida (FL), 33431, (954) 468-1321

## Reporting persons
- Cauley Robert E (CIK 0001303084): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), personal funds (PF); sole voting power 1,546,247; shared voting power 13,968; sole dispositive power 1,546,247; shared dispositive power 13,968; aggregate amount beneficially owned 1,560,215 (15.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: BIMINI CAPITAL MANAGEMENT, INC.
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Comment: This Amendment No. 4 to Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the "Common Stock"), of Bimini Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

## Item 2. Identity and Background
Name of person filing: The Reporting Person filing this statement is Robert E. Cauley
Residence or business address: c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach FL 32963.
Present principal occupation or employment: Mr. Cauley is the Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person has acquired the Common Stock beneficially owned by him for cash using personal funds or as compensation for serving as an executive officer of the Issuer.

The Reporting Person did not acquire the Common Stock beneficially owned by him using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares of Common Stock beneficially owned by him for investment purposes. The Reporting Person may acquire additional shares of Common Stock for cash or as compensation and may otherwise acquire or dispose of shares of Common Stock in the future. Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 1,560,215 shares of Class A Common Stock, which represents approximately 15.5% of the Issuer's outstanding shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of 1,546,247 of these shares and shared voting power with his adult children over 13,968 of these shares.
Transactions in the class effected during the past sixty days: On December 19, 2025, the Reporting Person acquired 192,248 shares of Common Stock at a price of $1.55 per share. The Reporting Person has not effected any other transactions in the Issuer's securities during the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As the Chairman and Chief Executive Officer of the Issuer, the Reporting Person may receive future compensation in the form of Class A Common Stock, options, phantom stock or other securities convertible into Class A Common Stock. There currently are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Cauley Robert E: /s/ Robert E. Cauley, Robert E. Cauley (12/23/2025)